EXHIBIT 99.1

SNDL & 1CM Complete Purchase and Sale of 5 Retail Stores in Alberta and Saskatchewan

EDMONTON, Alberta and TORONTO, Jan. 07, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (Nasdaq: SNDL, CSE: SNDL) (“SNDL”) and 1CM Inc. (CSE: EPIC) (OTCQB: MILFF) (FSE: IQ70) (“1CM”) are pleased to announce that SNDL has completed the acquisition of 5 cannabis retail stores located in Alberta and Saskatchewan from 1CM.

The transaction represents the completion of the first closing pursuant to the amended and restated arrangement agreement dated December 15, 2025 (the “A&R Arrangement Agreement”). As previously announced, it is anticipated that the second (and final) closing will occur sometime in the first half of 2026, in respect of 27 additional cannabis retail stores located in Ontario, subject to obtaining the required regulatory approvals.

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds and Spiritleaf. With products available in licensed cannabis retail locations nationally, SNDL's consumer facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com.

ABOUT 1CM INC.

1CM Inc. is a retailer of cannabis and liquor in Canada with a track record of developing cash-flow positive locations. 1CM’s business strategy is to continue to develop new cannabis and liquor retail locations through organic growth and merger and acquisition transactions. For more information, please visit www.1CMinc.com.

For more information contact:

For SNDL:

Tomas Bottger
SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

For 1CM:

Harshil Chovatiya
1CM Inc.
O: 1.717.888.8889
E: info@1cminc.com

Forward-Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the anticipated closing, and timing thereof, of the purchase and sale of the Ontario stores. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release, including that the required regulatory approvals will be obtained. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in SNDL's Annual Information Form dated March 17, 2025, and the risk factors included in the parties’ other public disclosure documents, including the risk factors discussed in 1CM’s annual and quarterly management's discussion and analysis, for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. Neither SNDL nor 1CM are under any obligation, and each expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.